May 27, 2009
Ms. Jan Woo
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20548

Re.	Callidus Software Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed on March 12, 2009 File No. 000-50463
Dear Ms. Woo,
Thank you for taking the time to speak to us today. As we discussed, we hereby request an extension of the deadline allowed for us to respond to the Staff’s May 18, 2009 letter to June 4, 2009. Thank you for your consideration.
Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact Ronald J. Fior, our Chief Financial Officer, at (408) 808-6518.
Sincerely yours,
/s/ Ronald J. Fior
Ronald J. Fior
Chief Financial Officer,
Senior Vice President, Finance and Operations